UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-40368

SAIHEAT Limited

(Exact name of registrant as specified in its charter)

#01-05 Pearl’s Hill Terrace, Singapore, 168976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

Appointment of Directors

On August 13, 2024, the board of directors (the “Board”) of SAIHEAT Limited (the “Company”) at its annual general meeting (the “AGM”) appointed Heung Ming Henry Wong, Haotian Li and Tianshi Yang as new members to the Board, effective August 13, 2024. Heung Ming Henry Wong will serve as a Class II Director, Chairman of the Audit Committee, member of the Compensation Committee and the Nominating & Corporate Governance Committee of the Company. Haotian Li will serve as a Class II Director, Chairman of the Compensation Committee, member of the Audit Committee and the Nominating & Corporate Governance Committee of the Company. Tianshi Yang will serve as a Class III Director, Chairman of the Nominating & Corporate Governance Committee, member of the Audit Committee and the Compensation Committee of the Company.

Resignation of Directors

On August 13, 2024, Yusen Chen and Yao Shi resigned from the Board of the Company and all committees thereto, effective as of the same date. Yusen Chen and Yao Shi’s departures were not the result of any dispute or disagreement with the Company, the Board or its management, or any matter relating to the Company’s operations, policies or practices.

Rebranding of the Company

On August 15, 2024, the Company announced that at its AGM held on August 13, 2024, as adjourned from August 6, 2024, its shareholders approved an amendment to the Company’s Third Amended and Restated Memorandum and Articles of Association to change the name of the Company from “SAI.TECH Global Corporation” to “SAIHEAT Limited” effective as of August 13, 2024. The Company also plans to change its trading symbol for its Class A Ordinary Shares from “SAI” to “SAIH” to be effective as of September 11, 2024.

The Company hereby submits this Current Report on Form 6-K to furnish, among others, (i) the Third Amended and Restated Memorandum and Articles of Association of the Company as set forth in Exhibit 3.1 hereto, (ii) the Certificate of Incorporation on Change of Name effective as of August 13, 2024, and (iii) a copy of the press release issued on September 10, 2024 to announce the rebranding of the Company. For more details, please refer to exhibits to this Current Report on Form 6-K.

Exhibit Number	Description
3.1	Third Amended and Restated Memorandum and Articles of Association
99.1	Certificate of Incorporation on Change of Name dated August 13, 2024
99.2	Press Release Dated September 10, 2024 – SAI.TECH Announces Rebranding

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 10, 2024	SAIHEAT Limited

	By:	/s/ Risheng Li
	Name:	Risheng Li
	Title:	Chief Executive Officer

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